Exhibit 99.2

Pacific Drilling Announces Settlement in Mediation Between

Quantum Pacific and Ad Hoc Group of Creditors

LUXEMBOURG, August 20, 2018—Pacific Drilling S.A. (OTC:PACDQ) (“Pacific Drilling” or the “Company”) today announced that its plan of reorganization filed on July 31, 2018 (the “Plan”), based on a proposal presented to the Company’s Board of Directors by an ad hoc group of its secured creditors (collectively,  the “Ad Hoc Group”), now has the full support of the Company’s majority shareholder, Quantum Pacific (Gibraltar) Limited (“QP”). The Plan was already supported by all of the Company’s major creditor interests.  With QP’s participation, the Company expects a smooth plan confirmation process and a quick emergence from its Chapter 11 proceedings.

Pacific Drilling CEO Paul Reese commented, “The agreement reached by QP and the Ad Hoc Group delivers the final piece needed to make the Company’s Plan a consensual one that has the support of the Company’s major stakeholders. The agreement should allow the Plan to move forward efficiently and expeditiously through the implementation and confirmation process.”

Pursuant to the Plan, the Company expects to raise $1.5 billion of new capital comprised of $1.0 billion in a combination of first and second lien secured notes and $500 million of equity through a rights offering and a private placement. Under the Plan, existing holders of Pacific Drilling common shares would receive no recovery.

Under the agreement reached in successful mediation proceedings, QP and its investment partners will commit to purchase $100 million of the first lien secured notes and $100 million of the second lien secured notes to be issued pursuant to the third-party syndicated financing contemplated by the Plan, and will commit to purchase $50 million of the new equity in the Company through a private placement.

Cyril Ducau, the Company’s Chairman of the Board, stated, “After over a year of negotiations, we are happy to see a breakthrough in the talks between the Quantum Pacific Group and the Ad Hoc Group. With significant new capital commitments from both groups and the support from all stakeholders, Pacific Drilling is now on track to exit Chapter 11 with one of the strongest balance sheets in the industry and ample liquidity to see it through the long-expected recovery of the offshore drilling industry.”

The Plan was developed over the course of comprehensive mediation discussions between the Company’s Board of Directors and its stakeholders. The Plan will strengthen the Company’s balance sheet by reducing its leverage and delivering a substantial amount of new capital. Upon consummation of the Plan, Pacific Drilling’s cash position will be significantly enhanced, and the Company will be in a much stronger financial position to take advantage of its dedicated, high-specification deepwater drillship fleet in anticipation of an improving market for offshore drilling services.

Additionally, upon consummation of the Plan, the Company expects to pay all unsecured trade claims in full. Consummation of the Plan is subject to execution and delivery of definitive agreements, Bankruptcy Court approval, completion of the anticipated financing transactions and other customary conditions.  Given the consensus now achieved among all of the Company’s key stakeholders, it is expected that the remainder of the Chapter 11 proceedings can be concluded quickly.

N. Scott Fine, Vice Chairman of the Pacific Drilling Board of Directors, further commented, “We owe a debt of gratitude to all of our advisors and especially our mediator, Judge James Peck (ret), for their tireless work in helping us reach what the Company has strived for from the beginning of its Chapter 11 process, a consensual plan.”

The Company was advised through this process by AlixPartners LLP as Financial Advisor, Evercore as Investment Bankers and Togut, Segal & Segal LLP as bankruptcy counsel.

Additional information about our Chapter 11 proceedings can be found (i) in the Company’s Form 6-K filed along with this announcement, (ii) in the Company’s Form 20-F containing our annual report for the period ended December 31, 2017 as filed with the SEC, (iii) in the Company’s Forms 6-K filed subsequent to the Form 20-F, (iv) in other documents available on the Company’s website at www.pacificdrilling.com/investor-relations/sec-filings, and www.pacificdrilling.com/restructuring, and (v) via the Company’s restructuring information line at +1 866-396-3566 (Toll Free) or +1 646-795-6175 (International Number).

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, deepwater drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. Pacific Drilling has its principal offices in Luxembourg and Houston. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

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Forward-Looking Statements

Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as  “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,”  “may,” “plan,” “predict,” “project,” “potential,” “projected,” “should,” “will,” “would,” or other similar words, which are generally not historical in nature.  The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including our future financial and operational performance and cash balances; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; our business strategies and plans and objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; the potential impact of our Chapter 11 proceedings on our future operations and ability to finance our business; our ability to complete the restructuring transactions contemplated by our plan of reorganization; projected costs and expenses in connection with our plan of reorganization; and our ability to emerge from our Chapter 11 proceedings and continue as a going concern.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties and are based on a number of judgments and assumptions as of the date such statements are made about future events, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated, projected or implied by us in such statements due to a variety of factors, including if one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our ability to successfully negotiate and consummate definitive contracts and satisfy other customary conditions with respect to letters of intent and letters of award that we receive for our drillships; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to execute our business plan and continue as a going concern in the long term; our ability to obtain Bankruptcy Court approval with respect to motions or other requests made to the Bankruptcy Court in our Chapter 11 proceedings, including maintaining strategic control as debtor in-possession; our ability to confirm and consummate our plan of reorganization in accordance with the terms of the Plan and the settlement; risks attendant to the bankruptcy process including the effects of our Chapter 11 proceedings on our operations and agreements, including our relationships with employees, regulatory authorities, clients, suppliers, banks and other financing sources, insurance companies and other third parties; the effects of our Chapter 11 proceedings on our Company and on the interests of various constituents, including holders of our common shares and debt instruments; the potential adverse effects of our Chapter 11 proceedings on our liquidity, results of operations, or business prospects; the outcome of Bankruptcy Court rulings in our Chapter 11 proceedings as well as all other pending litigation and arbitration matters; the length of time that we will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the proceedings; our ability to access adequate debtor-in-possession financing or use cash collateral; risks associated with third-party motions in our Chapter 11 proceedings, which may interfere with our ability to timely confirm and consummate our plan of reorganization and restructuring generally; increased advisory costs including administrative and legal costs to complete our plan of reorganization and other litigation; the risk that our plan of reorganization may not be accepted or confirmed, in which case there can be no assurance that our Chapter 11 proceedings will continue rather than be converted to Chapter 7 liquidation cases or that any alternative plan of reorganization would be on terms as favorable to holders of claims and interests as the terms of our Plan; the cost, availability and access to capital and financial markets, including the ability to secure new financing after emerging from our Chapter 11 proceedings; and the other risk factors described in our 2017 Annual Report on Form 20-F and our Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

Investor Contact:	Johannes (John) P. Boots
Pacific Drilling S.A.
+713 334 6662
Investor@pacificdrilling.com

Media Contact:	Amy L. Roddy
Pacific Drilling S.A.
+713 334 6662
Media@pacificdrilling.com